SEC FILE NUMBER: 333-150853-04

CUSIP NUMBER:

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K or 10-KSB	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q or 10-QSB
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: March 31, 2009

☐	Transition Report on Form 10-K or 10-KSB
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q or 10-QSB
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:

PART I REGISTRANT INFORMATION

Full Name of Registrant:	Forbes Energy Services Ltd.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):	3000 South Business Highway 281

City, State and Zip Code:	Alice, TX 78332

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

(b)    The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

Our Quarterly Report on Form 10-Q for the three-months ended March 31, 2009, although submitted on May 15, 2009, received a file date of May 18, 2009 and thus did not meet the deadline on May 15, 2009. This occurred in part because, while the Company was preparing the Form 10-Q for the quarter ended March 31, 2009, it was simultaneously preparing the previously announced amendments to its quarterly reports for the quarters ended June 30, 2008 and September 30, 2008. We are currently in the process of remediating a material weakness related to the preparation of our financial statements as disclosed in the Form 10-Q. The failure to file timely could not have been eliminated without unreasonable effort or expense.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

L. Melvin Cooper	(361)	664-0549
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒  Yes    ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

A complete discussion of the changes in the Company’s results of operations from the corresponding period for the last fiscal year can be found in the Company’s Quarterly Report on Form 10-Q for the three-month period ended March 31, 2009 which, as discussed above, has been filed and received a file date of May 18, 2009.

Forbes Energy Services Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2009	By:	/s/ L. Melvin Cooper
Name: L. Melvin Cooper Title: Senior Vice President and Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).